UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

Commission File Number: 001-34656

Huazhu Group Limited
(Translation of registrant’s name into English)

No. 2266 Hongqiao Road
Changning District
Shanghai 200336
People’s Republic of China
(86) 21 6195-2011
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

Conversion Rate Adjustment for Convertible Senior Notes due 2022 as a Result of Dividend

In December 2018, the board of directors of Huazhu Group Limited (the “Company”) declared a cash dividend of US$0.34 per ordinary share, or US$0.34 per ADS. Holders of the Company’s ordinary shares or ADS at the close of trading on January 2, 2019 (U.S. Eastern Time) will be entitled to receive the cash dividend. As a result of the cash dividend, the conversion rate for the Company’s outstanding 0.375% convertible senior notes due 2022 issued in November 2017 (the “Notes”) increased from 22.0800 to 22.3310 with immediate effect after the close of trading on January 2, 2019 (U.S. Eastern Time). The adjustment is made in accordance with the terms of the Indenture for the Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huazhu Group Limited
(Registrant)

Date: January 4, 2019	By:	/s/ Min (Jenny) Zhang
	Name:	Min (Jenny) Zhang
	Title:	Chief Executive Officer